SECURITIES AND EXCHANGE COMMISSION

06003014

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc of America Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bank of America Corporate Center
(No. and Street)

Charlotte	North Carolina	28255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sally A. Maske (415)913-4110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

214 N. Tryon Street	Charlotte	North Carolina	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Robert Qutub, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Banc of America Securities LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert Qutub
Chief Financial Officer

Notary Public

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Ste 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Auditors

To the Board of Managers and Member of
Banc of America Securities LLC
(a subsidiary of Bank of America Corporation):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banc of America Securities LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Audited Statement of Financial Condition

Banc of America Securities LLC
Statement of Financial Condition

December 31, 2005
(in thousands, except common units)

Assets	
Cash	$ 361,760
Cash and securities segregated under federal regulations	6,194,061
Securities purchased under agreements to resell	66,208,572
Securities borrowed	74,248,432
Securities owned, at fair value (includes $6,656,996 pledged as collateral)	63,469,200
Securities received as collateral	276,849
Receivable from brokers, dealers and others	1,523,074
Receivable from customers	2,598,312
Accrued interest receivable	1,361,017
Investment banking fees receivable	96,290
Goodwill	1,072,569
Other assets	562,250
Total assets	$217,972,386
Liabilities and Member's Equity	
Short-term borrowings	$ 11,246,861
Securities sold under agreements to repurchase	123,695,514
Securities loaned	23,596,496
Securities sold, not yet purchased, at fair value	25,997,485
Obligation to return securities received as collateral	276,849
Payable to brokers, dealers and others	2,952,559
Payable to customers	19,401,729
Accrued interest payable	874,230
Accrued expenses, compensation and other liabilities	1,635,757
	209,677,480
Commitments and contingencies (Notes 9 and 10)	-
Liabilities subordinated to claims of general creditors	4,908,000
Member's equity:	
Common units, 10,000 authorized, issued and outstanding	1,351,852
Undistributed income	2,035,054
Total member's equity	3,386,906
Total liabilities and member's equity	$217,972,386

The accompanying notes are an integral part of this financial statement.

Banc of America Securities LLC
Notes to Statement of Financial Condition

December 31, 2005

1. Organization

Banc of America Securities LLC (the Company), a Delaware limited liability company, is 100% owned by NationsBanc Montgomery Holdings Corporation, a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by Bank of America Corporation (the Corporation). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of The New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc. (NASD) and other exchanges. The Company is registered as a futures commission merchant with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), and is a clearing member of principal commodity exchanges in the United States. The Company is not a bank. Securities sold by the Company are not bank deposits and, accordingly, are not insured by the Federal Deposit Insurance Corporation.

The Company is a primary dealer in U.S. Government securities and underwrites and deals in U.S. Government agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market instruments and other financial instruments. The Company offers various investment banking and financial advisory services in connection with public offerings, mergers and acquisitions, restructurings, private placements, loan syndications, loan trading, derivative product arrangements, project financings, and prime brokerage. The Company provides these services to corporate clients, institutional investors and individuals. Certain products and services may be provided through affiliates.

On June 30, 2005, the Corporation entered into an agreement to purchase all outstanding shares of MBNA Corporation. The transaction was effective January 1, 2006. The merger is not expected to have a material impact on the operations of the Company.

On November 1, 2005, Banc of America Futures, Incorporated, an affiliated entity, transferred ownership of it's U.S. and Asian futures business to the Company. As a result of the transfer, the Company is now a futures commission merchant and is subject to CFTC and other commodity exchange requirements. With the transfer of the futures business, $20,000,000 was contributed to the Company from the Corporation. The transfer was accounted for as a transfer of net assets between entities under common control that resulted in a change in the reporting entity. Accordingly, the financial statements of the Company include the results of operations of the futures business beginning January 1, 2005, as though the net assets had been transferred on that date. As a result of this accounting treatment, the opening balance of undistributed income has been reduced by $7,940,000 to reflect the net income earned by the futures business during the first ten months of 2005.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates. Significant estimates made by management are discussed in these footnotes, as applicable.

Financial instruments are either carried at estimated fair value or are short-term or replaceable on demand and thus have carrying amounts that approximate fair value.

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. Repurchase and resale agreements having the same counterparty and the same maturity date, executed under master netting agreements and having common clearing facilities, are presented in the Statement of Financial Condition on a net basis. Interest income and expense are recorded on an accrual basis. It is the Company's policy to obtain the use of securities relating to resale agreements and to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral for resale agreements and repurchase agreements is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed and securities loaned for cash collateral are reported as collateralized financings and included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. Interest income and interest expense are recorded on an accrual basis. The Company measures the market value of the securities borrowed and loaned against the collateral on a daily basis and additional collateral is obtained or excess is returned to ensure that such transactions are appropriately collateralized.

Securities owned and securities sold, not yet purchased are valued at estimated fair value with the resulting net gains or losses on principal transactions reflected in earnings. Net unrealized gains or losses on open contractual commitments, including when-issued and to-be-announced (TBA) securities, are also reflected in earnings based on estimated fair value. Quoted market prices are generally used as a basis to determine the estimated fair values of trading instruments. If quoted prices are not available, fair values are estimated on the basis of dealer quotes, pricing models, or quoted market prices for instruments with similar characteristics. Securities transactions of the Company in regular way trades are recorded on a trade date basis. Amounts receivable and payable for regular way securities transactions that have not yet reached settlement are recorded net in the Statement of Financial Condition.

Financial futures, options and other derivative contracts are valued at estimated fair value with the resulting net gains and losses on principal transactions reflected in earnings. Valuations for exchange traded derivative assets and liabilities are obtained from actively traded markets where valuations can be obtained from quoted market prices or observed transactions. Valuations for derivative assets and liabilities not traded on an exchange (over-the-counter) are obtained using mathematical models that require inputs of external rates and prices to generate continuous yield or pricing curves used to value the position. This "pricing risk" is greater for positions with either option-based or longer dated attributes where inputs are not readily available and model-based extrapolations of rate and price scenarios are used to generate valuations. In these situations, this risk is mitigated through the use of valuation adjustments. The estimated fair value of these contracts are included in Securities owned and Securities sold, not yet purchased in the Statement of Financial Condition.

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when appropriate.

Customer commodity futures and options transactions for commission income and related expenses are recognized on a half turn basis. Receivable from and payable to customers include balances arising in connection with futures and options commodity transactions, including gains and losses on open commodity futures contracts. Marketable customer owned securities, consisting primarily of U.S. Government securities are held by the Company as collateral for receivables from customers. Customer owned securities held by the Company in safekeeping under the Commodity Exchange Act are not included on the Statement of Financial Condition. A portion of these securities has been deposited as margin with exchange clearing organizations. Also, the long and short values of customers' options on futures are not reflected on the Statement of Financial Condition.

Non-customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Non-customer securities transactions include transactions executed for the proprietary accounts of introducing brokers and transactions executed for affiliated entities, which have signed non-conforming subordination agreements with the Company. Receivables from and payables to non-customers are included in Receivable from and Payable to brokers, dealers and others in the Statement of Financial Condition.

Non-customer commodity futures and options transactions for commission income and related expenses are recognized on a half turn basis. Receivables from and payables to non-customers are included in Receivable from and Payable to brokers, dealers and others in the Statement of Financial Condition and represent balances arising in connection with futures and options commodity transactions, including gains and losses on open commodity futures contracts.

Investment banking fees include underwriting revenue, merger and acquisition, private placement, advisory, loan syndication and derivative product arrangement fees. Underwriting revenue is reflected net of syndicate expenses and arises from securities offerings in which the Company acts as an underwriter and is recorded at the time the underwriting is complete and the income reasonably determinable. Advisory, loan syndication and derivative product arrangement fees are recorded when the contracted services are complete.

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a lesser value that reflects management's estimate of the effects of the impairment.

Goodwill primarily includes the excess of purchase price over the fair value of the net assets of Montgomery Securities, which the Company acquired on October 1, 1997. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill is no longer amortized but is subject to an annual impairment test. The impairment test is performed in two phases. The first phase compares the fair value of the Company to its carrying amount included in goodwill. If the carrying amount exceeds fair value then an additional process compares the implied fair value of the goodwill, as implied by SFAS 142, with the carrying value of the goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible impairment. The Company has not recorded any impairment, but there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Income taxes – The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. A valuation allowance is established if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized. Management has considered the available evidence and has concluded that no valuation allowance is required.

The Company's operating results are included in the consolidated federal and certain state unitary consolidated and/or combined tax returns of the Corporation. The method of settling the federal and state income tax asset of the Company is determined under a tax allocation agreement between the Company and the Corporation. The Company's net tax asset is presented as a component of Other assets, on the Statement of Financial Condition.

Translation of Foreign Currencies – Assets and liabilities denominated in foreign currencies are translated at period-end rates of exchange, while the income statement accounts are translated at the exchange rate on the transaction date. Gains and losses resulting from foreign currency transactions are included in net income.

Recently issued accounting pronouncements – On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 "Share-based Payment" (SFAS 123R) which eliminates the ability to account for share-based compensation transactions, including grants of employee stock options, using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and generally requires that such transactions be accounted for using a fair value-based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive their compensation. SFAS 123R also amends SFAS No. 95, "Statement of Cash Flows," requiring the benefits of tax deductions in excess of recognized compensation costs to be reported as financing cash flows, rather than as operating cash flows as currently required. The Corporation adopted the fair value-based method of accounting for stock-based employee compensation prospectively as of January 1, 2003. The Corporation adopted SFAS 123R effective January 1, 2006 under the modified-prospective application. Management is currently evaluating the impact of adoption on the Company's results of operations and financial condition.

On July 14, 2005, the FASB issued an exposure draft, "Accounting for Uncertain Tax Positions", a proposed interpretation of SFAS No. 109, "Accounting for Income Taxes" (the proposed Interpretation). The proposed Interpretation, as modified by recent FASB deliberations, requires recognition of a tax benefit to the extent of Management's best estimate of the impact of a tax position, provided it is more likely than not that the tax position would be sustained based on its technical merits. The proposed Interpretation is expected to be effective January 1, 2007. Management is currently evaluating the effect of adopting the proposed Interpretation, which effect is required to be reflected as a change in the opening balance of retained earnings in the period of adoption.

On October 21, 2005, the FASB issued a working draft of a proposed SFAS, "Fair Value Measurements," which defines fair value and establishes a framework for applying fair value measurements when such measurements are required under GAAP. The proposed statement establishes a fair value hierarchy with five broad levels of inputs that may be used to estimate fair value. The hierarchy ranks those inputs, giving the highest priority to Level 1, which includes quoted prices in active markets, and the lowest priority to Level 5, which includes inputs based on an entity's own internal estimates and assumptions. The statement is expected to be effective as of January 1, 2007.

The FASB also issued on October 21, 2005 a proposed FASB Staff Position (FSP) No. FAS 133-a, *Accounting for Unrealized Gains (Losses) Relating to Derivative Instruments Measured at Fair Value under Statement 133*. Currently, unrealized gains and losses at inception of certain derivatives, such as over-the-counter derivatives in illiquid markets, are recognized in earnings only if the model used to value the derivatives is based on direct market inputs that are observable. The FSP would permit the recognition of unrealized gains and losses when the valuation model is based on inputs that are derived from the market but that are not directly observable. The provisions of the FSP are expected to be effective as of January 1, 2007. Management is currently evaluating the effect of the FSP on the Company's results of operations and financial condition.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased (excluding securities segregated under SEC Rule 15c3-3) at December 31, 2005 consisted of trading securities and derivatives reported at estimated fair value as presented below:

(in thousands)	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government and agency obligations	$23,636,577	$12,579,766
Corporate obligations, including asset-backed securities	19,993,376	5,273,714
Commercial paper, bankers' acceptances and certificates of deposit	6,195,632	-
Equities	11,330,062	6,551,029
State and municipal obligations	919,648	-
Other securities and derivatives	1,393,905	1,592,976
	$63,469,200	$25,997,485

Included in securities owned above are amounts representing assets pledged to counterparties under repurchase and securities lending transactions where the agreement gives the counterparty the right to sell or repledge the underlying assets.

Securities owned having an estimated fair value of $506,335,000 have been utilized to meet margin requirements at various clearing agencies. In addition all letter-of-credit agreements disclosed in Note 10 have been pledged.

4. Cash and Securities Segregated Under Federal Regulations

At December 31, 2005, U.S. Government securities, money market demand accounts and cash accounts with a contract value of $5,457,000,000 have been segregated in special reserve accounts for the exclusive benefit of customers under SEC Rule 15c3-3.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule). At December 31, 2005, $5,000,000 in money market demand accounts has been segregated in special reserve accounts for the exclusive benefit of PAIB and $119,000 was required to be on deposit.

The Company is required, under the Commodity Exchange Act to segregate assets at least equivalent to balances due to customers trading in U.S. regulated futures and options on futures contracts and customers domiciled in the United States trading on foreign futures markets. At December 31, 2005, $732,061,000 has been segregated in cash accounts as required by the Commodity Exchange Act.

5. Receivable from and Payable to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others at December 31, 2005, consisted of the following:

(in thousands)	Receivable	Payable
Securities failed to deliver/receive	$ 994,418	$1,294,951
Receivable/payable from/to clearing organizations	323,390	72,896
Unsettled trades, net	-	652,569
Receivable/payable from/to omnibus accounts	139,443	-
Receivable/payable from/to brokers and dealers	62,831	71,110
Receivable/payable from/to non-customers	2,992	861,033
	$1,523,074	$2,952,559

6. Short-Term Borrowings

The Company funds its securities inventory, operating expenses and other working capital needs through its own capital base, short-term repurchase agreements, securities lending, lines of credit and the proceeds from master notes issued to institutional investors. Master notes are short-term obligations which are unsecured and unsubordinated, and offered on a continuous basis. As of December 31, 2005, the Company had outstanding master notes of $9,179,875,000. As of December 31, 2005, the Company had secured borrowings of $59,232,000 and no outstanding unsecured borrowings with third parties. Interest on these borrowings is based on prevailing short-term market rates. The Company pledged securities with a market value of approximately $61,987,000 as collateral for the secured borrowings.

The Company enters into secured and unsecured borrowings with the Corporation and affiliate banks. The Company has renewable lines of credit with the Corporation and affiliate banks. Interest on these lines of credit is based on prevailing short-term market rates. Secured amounts borrowed are collateralized by U.S. Treasury securities or other marketable securities. At December 31, 2005, the Company had no outstanding secured borrowings and $2,007,754,000 in unsecured borrowings under these lines of credit.

7. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated loan agreement with the Corporation of $1,458,000,000, which bears interest based on the London InterBank Offered Rate (LIBOR), and has a maturity date of December 31, 2006. In addition, the Company has a revolving subordinated line of credit with the Corporation totaling $5,000,000,000, which bears interest based on LIBOR, and has a maturity date of October 1, 2010. At December 31, 2005, $3,450,000,000 was outstanding on the line of credit.

The subordinated borrowings are extended pursuant to agreements approved by various regulatory agencies and qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $50,000,000. The Company is also a futures commission merchant and is subject to the CFTC's minimum financial requirement (Regulation 1.17), which requires that the Company maintain net capital equal to the greater of its requirement under SEC Rule 15c3-1, or 8% of the total customer risk margin requirement plus 4% of the total non-customer risk margin requirement for futures and options on futures positions.

In addition, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to the Corporation or employees if net capital falls below 5% of aggregate debit items.

At December 31, 2005, the Company had net capital under SEC Rule 15c3-1 of $1,352,674,000, which was $1,081,922,000 in excess of its minimum net capital requirement of $270,752,000. The Company's percentage of net capital to aggregate debit items was 10.30% at December 31, 2005.

9. Financial Instruments with Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-balance sheet credit and market risk. A substantial portion of the Company's transactions are collateralized and executed with and on behalf of institutional investors, including other brokers, dealers and commercial banks.

The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivables from and payables to brokers, dealers, exchanges, clearing organizations, customers and non-customers include unsettled trades which may expose the Company to credit and market risk in the event the broker, dealer, customer or non-customer is unable to fulfill its contractual obligations. The Company also bears market risk for unfavorable changes in the price of securities sold but not yet purchased.

Customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements. The credit is collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels daily and requires the customer to deposit additional collateral, or to reduce positions, when necessary. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

Futures contracts transactions are conducted through regulated exchanges for which the Company, its customers and other counterparties are subject to margin requirements and are settled in cash on a daily basis, thereby minimizing credit risk. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral, where appropriate.

In the normal course of business, the Company also enters into contractual commitments, including futures and forward contracts, options on financial futures and government securities and other securities transactions on a when-issued and TBA basis. The credit risk associated with these contracts is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition.

The contractual or notional amounts of these contracts as of December 31, 2005 are presented below:

(in thousands)	Contractual or Notional Amounts
When-issued and TBA securities	
Commitments to purchase	$187,596,120
Commitments to sell	203,356,326
Options (interest rate and equity options)	
Purchased options	25,035,367
Written options	24,812,217
Financial futures and forwards	
Commitments to purchase	24,809,027
Commitments to sell	30,681,851
Swaps	
Interest rate swaps	10,285,359
Total return and credit default swaps	3,146,591

When-issued securities are commitments entered into to purchase or sell securities in the time period between the announcement of a securities offering and the issuance of those securities. TBA securities represent commitments to purchase or sell securities for delivery at an agreed-upon specific future date where the specific securities have not been identified. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument, index, currency or commodity at a predetermined rate or price during a period or at a time in the future. Futures and forward contracts are agreements to buy or sell quantities of financial instruments or commodities at predetermined future dates and rates or prices. A swap is an agreement between two or more parties to exchange sets of cash flows over a period in the future. These agreements and commitments can be transacted on an organized exchange or directly between parties. The estimated fair values of options, forwards and other derivatives at December 31, 2005 are included in Securities owned and Securities sold, not yet purchased in the Statement of Financial Condition.

The contractual or notional amounts of these transactions represent the extent of the Company's involvement in these products, but do not represent the potential for gain or loss associated with the market risk or credit risk of such transactions. Market risk arises from changes in securities prices, exchange rates and interest rates. To the extent these transactions are used to economically hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations. The credit risk varies based on many factors, including the value of collateral held and other security arrangements.

The Company has established credit policies for commitments involving financial instruments with off-balance sheet credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing options and futures transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

The estimated fair value amounts set forth below represent the estimated fair value of contracts with all counterparties, after taking into consideration legally enforceable master netting agreements. The estimated fair values at December 31, 2005 are included in Securities owned and Securities sold, not yet purchased in the Statement of Financial Condition.

(in thousands)	Year-End Fair Value
Assets	
Purchased options	$1,325,685
When-issued and TBA securities	773,351
Financial futures and forwards	2,994
Interest rate swaps	411
Total return and credit default swaps	23,467
	$2,125,908
Liabilities	
Written options	$1,577,500
When-issued and TBA securities	895,185
Financial futures and forwards	97
Interest rate swaps	4,614
Total return and credit default swaps	10,765
	$2,488,161

10. Commitments and Contingencies

The Company has sold securities that it does not currently own and will therefore be obligated to purchase at a future date. The Company has recorded this obligation in the Statement of Financial Condition at the estimated fair value of such securities. The Company will incur a loss if the market price of the securities increases subsequent to December 31, 2005. The Company may limit this risk by entering into financial options and futures contracts and other offsetting positions.

At December 31, 2005, the Company had receivables under securities borrowed transactions of $74,248,432,000 and payables under securities loaned transactions of $23,596,496,000 reflected in the Statement of Financial Condition. The securities underlying these transactions had a market value of $71,811,081,000 and $22,838,571,000, respectively.

At December 31, 2005, the Company had receivables under resale agreements of $70,133,572,000 and payables under repurchase agreements of $123,695,514,000 reflected in the Statement of Financial Condition. These agreements had underlying collateral with approximate market values of $70,172,849,000 and $128,892,063,000, respectively. At December 31, 2005, the Company had commitments to enter into future resale agreements totaling $1,625,000,000. The Company is contingently liable as of December 31, 2005, in the amount of $1,037,000,000 under outstanding letter-of-credit agreements used in lieu of margin deposits.

At December 31, 2005, approximate market values of gross collateral received that can be sold or repledged by the Company were:

(in thousands) Sources of Collateral	Market Value
Securities purchased under agreements to resell	$105,444,700
Securities borrowed	71,811,081
Customer securities and commodities available under rehypothecation agreements	1,980,129
Collateral received in securities borrowed	276,849
	$179,512,759

At December 31, 2005, approximate market values of gross collateral received that were sold or repledged by the Company were:

(in thousands) Uses of Collateral	Market Value
Securities sold under agreements to repurchase	$ 57,388,460
Collateral pledged out in securities borrowed	276,849
Securities sold, not yet purchased	26,580,576
Securities loaned	22,838,571
Customer securities and commodities used under rehypothecation agreements	48,664
	$107,133,120

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. To manage market risk exposure related to these commitments, the Company may implement appropriate hedging strategies. At December 31, 2005, the Company had no material open underwriting commitments.

The Company is obligated under noncancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2015. At December 31, 2005, the Company had minimum lease obligations related to these and other noncancelable operating leases as follows:

(in thousands) For the years ending December 31:	
2006	$111,240
2007	106,592
2008	94,090
2009	18,395
2010	12,778
Thereafter	15,067
	$358,162

11. Related Party Transactions

The Company contracts a variety of services from the Corporation and certain of its subsidiaries. Such services include accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services. The Company also clears certain derivative transactions through affiliated companies. The Company provides securities and underwriting, loan syndication, loan trading and investment advisory services to the Corporation and certain affiliate banks. The Company also acts as agent in selling assets originated by affiliate banks.

Included in Other assets and Accrued expenses, compensation and other liabilities in the Statement of Financial Condition are receivables and payables due from and to affiliated companies related to contracted services. These amounts are settled in the normal course of business. Receivables from and payables to affiliated companies related to contracted services at December 31, 2005 were $50,962,000 and $229,621,000, respectively. At December 31, 2005, the Company had $19,489,000 in cash on deposit with affiliate banks.

The Company executes securities transactions on behalf of certain affiliated companies acting in a broker capacity, clears trades for certain introduced accounts and executes certain transactions with affiliated companies. The Company also provides clearance services for the Corporation and affiliated companies for commodity futures and options transactions. These activities generate receivable and payable balances, which are included in various line items in the Statement of Financial Condition. As of December 31, 2005, these balances were $459,268,000 and $1,285,587,000, respectively. Additionally, the Company had resale agreements of $27,179,312,000, repurchase agreements of $4,340,815,000, securities borrowed of $118,172,000 and securities loaned of $13,451,377,000 outstanding with affiliates at December 31, 2005.

Pursuant to agency and services agreements, the Company provides affiliated companies certain services related to the execution of derivatives, securities and financing related activities. In connection with these agreements, the affiliated companies transfer 50 percent of their revenues or losses to the Company as compensation for the services provided. This is a life to date agreement with losses shared only to the extent of revenues previously recognized. In addition, certain operating costs are paid by the Company and billed to affiliates.

12. Benefits

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations and, for defined benefit plans, consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. The Company's employees are eligible to participate in a contributory profit sharing and 401(k) plan sponsored by the Corporation.

In addition to providing retirement pension benefits, full-time, salaried employees and certain part-time employees may become eligible to continue participation as retirees in health care and/or life insurance plans sponsored by the Corporation. Based on the other provisions of the individual plans, certain retirees may also have the cost of benefits partially paid by the Corporation.

Substantially all employees of the Company participate in the Corporation's stock-based compensation plans which provide for the issuance of the Corporation's stock-related awards, such as stock options and restricted stock awards. The stock-based compensation plans as of December 31, 2005 are described below.

Key Employee Stock Plan
The Key Employee Stock Plan, as amended and restated, provided for different types of awards. These include stock options, restricted stock shares and restricted stock units. Under the plan, ten-year options to purchase shares of common stock were granted through December 31, 2002, to certain employees at the closing market price on the respective grant dates. Options granted under the plan generally vest in three or four equal annual installments. No further awards may be granted.

Key Associate Stock Plan
On April 24, 2002, the shareholders approved the Key Associate Stock Plan to be effective January 1, 2003. These shares of restricted stock generally vest in three equal annual installments beginning one year from the grant date.

2002 Associates Stock Option Plan
The Bank of America Corporation 2002 Associates Stock Option Plan covered all employees below a specified executive grade level. Under the plan, eligible employees received a one-time award of a predetermined number of options entitling them to purchase shares of the Corporation's common stock. All options are nonqualified and have an exercise price equal to the fair market value on the date of grant. During 2003, the first option vesting trigger was achieved. During 2004, the second option vesting trigger was achieved. In addition, the options continue to be exercisable following termination of employment under certain circumstances. The options expire on January 31, 2007. No further awards may be granted.

Take Ownership!
The Bank of America Global Associate Stock Option Program (Take Ownership!) covered all employees below a specified executive grade level. Under the plan, eligible employees received an award of a predetermined number of stock options entitling them to purchase shares of the Corporation's common stock at the fair market value on the grant date. All options are nonqualified. At January 2, 2004, all options issued under this plan were fully vested. These options expire five years after the grant date. In addition, the options continue to be exercisable following termination of employment under certain circumstances. No further awards may be granted.

Equity Incentive Plan
Certain employees of the Company participate in the Equity Incentive Plan, which provides restricted stock awards based on a percentage of the associate's incentive compensation.

Certain employees of the Company participate in a management compensation plan which provides incentive awards based on the extent to which performance objectives and profit goals are met.

13. Income Taxes

Significant components of the Company's actual deferred tax assets (liabilities) at December 31, 2005 are as follows:

(in thousands)	
Deferred tax assets:	
Employee compensation and benefits	$108,421
Accrued expenses	94,377
Depreciation	31,171
Securities valuation	8,291
Deferred fees	2,445
Investments	1,204
Allowance for credit losses	1,133
Other	293
Gross deferred tax assets	$247,335
Deferred tax liabilities:	
Intangibles	$(166,743)
Employee retirement benefits	(33,020)
Other	(171)
Gross deferred tax liabilities	(199,934)
Net deferred tax assets	$ 47,401

Current federal and state taxes receivable from the Corporation of $100,785,000 are included in Other assets in the accompanying Statement of Financial Condition at December 31, 2005.

14. Litigation and Regulatory Matters

In the ordinary course of business, the Company is routinely a defendant in or a party to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. Certain of these actions and proceedings are based on alleged violations of securities, employment and other laws. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Company.

In the ordinary course of business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. In connection with formal and informal inquiries by various agencies, including the SEC, NASD, NYSE, CFTC, NFA and state securities regulators, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation and regulatory matters, including the litigation and regulatory matters described below, will have a material adverse effect on the consolidated financial position or liquidity of the Company, but may be material to the Company's operating results for any particular reporting period.

Adelphia Communications Corporation (Adelphia)

The Company and its affiliate, Bank of America, N.A. (BANA) are defendants, among other defendants, in a putative class action and individual civil actions relating to Adelphia. The first of these actions was filed in June 2002; these actions have been consolidated for pre-trial purposes in the U.S. District Court for the Southern District of New York. The Company was a member of seven underwriting syndicates of securities issued by Adelphia, and BANA was an agent and/or lender in connection with five credit facilities in which Adelphia subsidiaries were borrowers. Fleet National Bank (FNB) and Fleet Securities, Inc. (FSI), two entities that are affiliates of the Company, are also named as defendants in certain of the actions. FSI was a member of three underwriting syndicates of securities issued by Adelphia, and FNB was a lender in connection with four credit facilities in which Adelphia subsidiaries were borrowers. The complaints allege claims under the Securities Act of 1933, the Securities Exchange Act of 1934, and various state law theories. The complaints seek damages of unspecified amounts.

The court granted the motions of BANA, the Company and other bank defendants to dismiss certain class plaintiffs' claims on statute of limitation grounds. The court permitted plaintiffs who purchased bonds in a 2001 $750 million bond offering, of which the Company underwrote fifty percent, to assert claims against the Company relating to that offering and certain other offerings made under the same Registration Statement. The court has also granted in part and denied in part defendants' motions to dismiss certain of the individual actions. Other motions to dismiss the class action and certain of the individual actions remain pending.

The Company, BANA, FNB, and FSI are also defendants in an adversary proceeding brought by the Official Committee of Unsecured Creditors on behalf of Adelphia and Adelphia as co-plaintiffs that had been pending in the U.S. Bankruptcy Court for the Southern District of New York. The lawsuit names over 400 defendants and asserts over 50 claims under federal statutes, including the Bank Holding Company Act, state common law, and various provisions of the Bankruptcy Code. The plaintiffs seek avoidance and recovery of payments, equitable subordination, disallowance and re-characterization of claims, and recovery of damages in an unspecified amount. The Official Committee of Equity Security Holders of Adelphia has intervened in this proceeding and filed its own complaint, which is similar to the unsecured creditors' committee complaint and also asserts claims under RICO and additional state law theories. The Company, BANA and FSI have filed motions to dismiss both complaints. On February 9, 2006, the U.S. District Court for the Southern District of New York overseeing the Adelphia securities litigation granted the motions of the adversary defendants to withdraw the adversary proceeding from the bankruptcy court, except with respect to the pending motions to dismiss.

Enron

The Company, the Corporation, and certain of its affiliates have been named as defendants or third-party defendants in various individual and putative class actions relating to Enron. These actions were either filed in or have been transferred to the U.S. District Court of the Southern District of Texas and consolidated or coordinated with *Newby*. The complaints assert claims under federal securities laws, state securities laws and/or state common law or statutes, or for contribution. In seven cases, plaintiffs seek damages or contribution for damages ranging from at least $15,000 to $472 million from all defendants, including financial institutions, accounting firms, law firms and numerous individuals. In the remaining cases, the plaintiffs seek damages in unspecified amounts.

On October 14, 2005, a law firm filed a motion with the court for leave to file 35 separate actions on behalf of more than 1,000 individual plaintiffs in Harris County (Texas) District Court. The proposed actions name several defendants, including the Company, the Corporation and BANA, and seek recovery of losses in an unspecified amount resulting from plaintiffs' purchases of Enron common stock.

In re Initial Public Offering Securities

Beginning in 2001, the Company, other underwriters, and various issuers and others, were named as defendants in purported class action lawsuits alleging violations of federal securities laws in connection with the underwriting of initial public offerings (IPOs) and seeking unspecified damages. The Company was named in certain of the 309 purported class actions that have been consolidated in the U.S. District Court for the Southern District of New York as *In re Initial Public Offering Securities Litigation*. The plaintiffs contend that the defendants failed to make certain required disclosures and manipulated prices of IPO securities through, among other things, alleged agreements with institutional investors receiving allocations to purchase additional shares in the aftermarket, and false and misleading analyst reports. On October 13, 2004, the court granted in part and denied in part plaintiffs' motions to certify as class actions six of the 309 cases. On June 30, 2005, the U.S. Court of Appeals for the Second Circuit granted the underwriter defendants' petition for permission to appeal the court's class certification order. The appeal is pending.

The plaintiffs have reached a settlement with 298 of the issuer defendants, in which the issuer defendants guaranteed that the plaintiffs will receive at least $1 billion in the settled actions and assigned to the plaintiffs the issuers' interest in all claims against the underwriters for "excess compensation." On February 15, 2005, the U.S. District Court for the Southern District of New York conditionally approved the issuer defendants' settlement. A fairness hearing is scheduled for April 24, 2006.

Mutual Fund Operations Matters

In early 2005, the Corporation, entered into settlement agreements with the New York Attorney General and the SEC relating to late trading and market timing of mutual funds. The Corporation is continuing to respond to inquiries from federal and state regulatory and law enforcement agencies concerning mutual fund related matters.

In addition, lawsuits seeking unspecified damages concerning mutual fund trading were brought against the Corporation and its pre-merger FleetBoston subsidiaries, including putative class actions purportedly brought on behalf of shareholders in Nations Funds mutual funds, derivative actions brought on behalf of one or more Nations Funds mutual funds by Nations Funds shareholders, putative ERISA class actions brought on behalf of participants in Bank of America Corporation's 401(k) plan, derivative actions brought against the Corporation's directors on behalf of the Corporation by shareholders in the Corporation, class actions and derivative actions brought by shareholders in third-party mutual funds alleging that the Corporation or its subsidiaries facilitated improper trading in those funds, and a private attorney general action brought under California law. The lawsuits filed to date with respect to pre-merger FleetBoston subsidiaries include putative class actions purportedly brought on behalf of shareholders in Columbia mutual funds, derivative actions brought on behalf of one or more Columbia mutual funds or trusts by Columbia mutual fund shareholders, and an individual shareholder action.

All lawsuits pending in federal courts with respect to alleged late trading or market timing in mutual funds have been transferred to the U.S. District Court for the District of Maryland for coordinated pre-trial proceedings under the caption *In re Mutual Funds Investment Litigation*. Motions to remand to state court remain pending in two of those lawsuits. One lawsuit that originated in state court was removed to the U.S. District Court for the Southern District of Illinois. Pursuant to an order of the U.S. Court of Appeals for the Seventh Circuit, the U.S. District Court for the Southern District of Illinois dismissed that action. On January 6, 2006, the U.S. Supreme Court granted plaintiff's petition for review on the issue of whether the Court of Appeals for the Seventh Circuit had appellate jurisdiction to review the remand order.

On August 25, 2005, the U.S. District Court for the District of Maryland dismissed the state law claims and derivative claims filed by Janus shareholders against the Corporation and certain of its subsidiaries. The claims under Section 10(b) of the Securities Exchange Act of 1934 were not dismissed. On November 3, 2005, the court dismissed the state law claims and derivative claims filed against the Corporation and certain of its subsidiaries by shareholders in various third-party mutual funds. The claims under Section 10(b) of the Securities Exchange Act of 1934 were not dismissed. Also on November 3, 2005, the court dismissed the claims under the Securities Act of 1933, the claims under Sections 34(b) and 36(a) of the Investment Company Act of 1940 (ICA) and the state law claims against the Corporation and certain of its pre-merger FleetBoston subsidiaries. The claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Section 36(b) of the ICA were not dismissed.

On December 15, 2005, the Corporation, the Company and certain subsidiaries entered into a settlement of the direct and derivative claims brought on behalf of the Nations Funds shareholders and the ERISA claims brought on behalf of Bank of America Corporation's 401(k) plan participants. Among other conditions, the settlement is contingent upon a minimum threshold amount being received by the Nations Funds shareholders and/or the Nations Funds mutual funds from the previously established regulatory settlement fund consisting of $250 million in disgorgement and $125 million in civil penalties paid by the Corporation in 2005. The settlement is subject to court approval. If the settlement is approved, the Corporation and its named subsidiaries would pay settlement administration costs and fees to plaintiffs' counsel as approved by the court.

Parmalat Finanziaria S.p.A.

On December 24, 2003, Parmalat Finanziaria S.p.A. was admitted into insolvency proceedings in Italy, known as "extraordinary administration." The Corporation, through certain of its subsidiaries, including BANA, provided financial services and extended credit to Parmalat and its related entities. On June 21, 2004, Extraordinary Commissioner Dr. Enrico Bondi filed with the Italian Ministry of Production Activities a plan of reorganization for the restructuring of the companies of the Parmalat group that are included in the Italian extraordinary administration proceeding.

In July 2004, the Italian Ministry of Production Activities approved the Extraordinary Commissioner's restructuring plan, as amended, for the Parmalat group companies that are included in the Italian extraordinary administration proceeding. This plan was approved by the voting creditors of Parmalat and subsequently, on October 1, 2005, the Court of Parma, Italy issued its decision approving the composition with creditors.

Litigation and investigations relating to Parmalat are pending in both Italy and the United States, and the Corporation is responding to inquiries concerning Parmalat from regulatory and law enforcement authorities in Italy and the United States.

On October 7, 2004, Enrico Bondi filed an action in the U.S. District Court for the Western District of North Carolina on behalf of Parmalat and its shareholders and creditors against the Corporation and various related entities, entitled *Dr. Enrico Bondi, Extraordinary Commissioner of Parmalat Finanziaria, S.p.A., et al. v. Bank of America Corporation, et al.* (the Bondi Action). The complaint alleges federal and state RICO claims and various state law claims, including fraud. The complaint seeks damages in excess of $10 billion. The Bondi Action was transferred to the U.S. District Court for the Southern District of New York for coordinated pre-trial purposes with the putative class actions and other related cases against non-Bank of America defendants under the caption *In re Parmalat Securities Litigation*.

On August 5, 2005, the U.S. District Court for the Southern District of New York granted the Corporation's motion to dismiss the Bondi Action in part, dismissing ten of the twelve counts. After the plaintiff's filing of a First Amended Complaint on September 9, 2005, and the Corporation's motion to dismiss such complaint on January 31, 2006, the court granted the Corporation's motion to dismiss in part, allowing the plaintiff to proceed on the previously dismissed claims with respect to three transactions entered into between the Corporation and Parmalat. On February 10, 2006, the Company and other Bank of America defendants filed their answer to the First Amended Complaint and also its request to file counterclaims in the Bondi Action.

On November 23, 2005, the Official Liquidators of Food Holdings Limited and Dairy Holdings Limited, two entities in liquidation proceedings in the Cayman Islands, filed a complaint in the U.S. District Court for the Southern District of New York against the Corporation and several related entities, entitled *Food Holdings Ltd, et al. v. Bank of America Corp., et al.* (the Food Holdings Action). The complaint in the Food Holdings Action alleges that the Company and other defendants conspired with Parmalat in carrying out transactions involving the plaintiffs in connection with the funding of Parmalat's Brazilian entities, and it asserts claims for fraud, negligent misrepresentation, breach of fiduciary duty and other related claims. The complaint seeks damages in excess of $400 million. The Food Holdings Action was consolidated for pretrial purposes with the other pending actions in the *In re Parmalat Securities Litigation* matter.

On November 23, 2005, the Provisional Liquidators of Parmalat Capital Finance Limited (PCFL) (who are also the Official Liquidators of Food Holdings Ltd. and Dairy Holdings Ltd.) filed a complaint against the Company and several related entities in North Carolina state court for Mecklenburg County, entitled *Parmalat Capital Finance Limited v. Bank of America Corp., et al.* (the PCFL Action). PCFL is a Cayman Islands corporation that is in liquidation proceedings in Grand Cayman. The PCFL Action alleges that the Company and other defendants conspired with Parmalat insiders to loot and divert monies from PCFL, and it asserts claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty and other related claims. PCFL asserts that it lost hundreds of millions of dollars as a direct result of the Company's and other defendants' activities. The Company has filed a notice of removal of the PCFL Action to the U.S. District Court for the Western District of North Carolina and has filed a request that the PCFL Action be transferred to the U.S. District Court for the Southern District of New York for coordinated pre-trial purposes with the other Parmalat-related proceedings. That request was granted and, as of January 31, 2006, the transfer became effective.

On December 15, 2005, certain purchasers of Parmalat-related private placement offerings filed first amended petitions against the Company and various related entities in state courts in Iowa, entitled *Principal Global Investors, LLC, et al. v. Bank of America Corporation, et al. (Principal Global Investors)* and *Monumental Life Insurance Company, et al. v. Bank of America Corporation, et al. (Monumental Life Insurance Company).* The actions allege violations of Iowa state securities law and various state law claims, and seek rescission and unspecified damages based upon the Corporation's and related entities' alleged roles in certain private placement offerings issued by Parmalat-related companies. On January 4 and 5, 2006, respectively, the *Principal Global Investors* case was removed to the U.S. District Court for the Southern District of Iowa, and the *Monumental Life Insurance Company* case was removed to the U.S. District Court for the Northern District of Iowa. On February 13, 2006, the Company filed its answers to each of these complaints. The Company and the other Bank of America defendants have filed a request that the two Iowa actions be transferred to the U.S. District Court for the Southern District of New York for pre-trial purposes with the other Parmalat-related proceedings. That request is pending before the Judicial Panel on Multidistrict Litigation.

Refco

Beginning in October 2005, the Company was named as a defendant in several federal class action and derivative lawsuits filed in the U.S. District Court for the Southern District of New York relating to Refco Inc. The lawsuits variously name as other defendants Refco's outside auditors, certain officers and directors of Refco, other financial services companies, and other individuals and companies. The actions allege violations of federal securities laws and state laws in connection with the sale of Refco securities, including the Refco senior subordinated notes offering in August 2004 and the Refco initial public offering in August 2005. Customers of Refco have also named the Company, the Corporation and other underwriters as defendants in a federal class action under the federal securities laws. The complaints seek unspecified damages. The Company is also responding to various regulatory inquiries relating to Refco.

Trading and Research Activities

The SEC has been conducting a formal investigation with respect to certain trading and research-related activities of the Company. These matters primarily arose during the period 1999-2001 in the Company's San Francisco operations. In September 2005, the SEC staff advised the Company that it intends to recommend to the SEC an enforcement action against the Company in connection with these matters. This matter remains pending.

WorldCom

Three other bondholder actions remain pending in the consolidated securities action before Judge Cote in the U.S. Southern District of New York. Additionally, three actions by purchasers of WorldCom common stock remain pending where the Company, among others is a named defendant. The Company did not underwrite WorldCom common stock.

Statement of Financial Condition

Banc of America Securities LLC
(a subsidiary of Bank of America Corporation)

December 31, 2005

Banc of America Securities LLC
Statement of Financial Condition

December 31, 2005

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